UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
0-20124

NOTIFICATION OF LATE FILING	CUSIP NUMBER
64120N100

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Network Computing Devices, Inc.
Full Name of Registrant

Former Name if Applicable

301 Ravendale Drive
Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             On March 26, 2002, the Registrant sold its Windows-based terminal product line to Neoware Systems, Inc. (the "Neoware Transaction").  In light of the resources that were committed to the Neoware Transaction, management had insufficient time and resources necessary in order to timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.  As a result, the Form 10-K was not filed until April 29, 2002.  As a result of the late filing of the Form 10-K, management did not begin its review of the first quarter 2002 results until May 1, 2002.  In addition, the Registrant recently began the process of relocating its headquarters from Mountain View, California to Portland, Oregon, a process which management has had to devote a significant amount of time and resource.  As a result of recent staff reductions, the Registrant has limited resources to allocate between the relocation process and the preparation of the Form 10-Q.  Due to the combined effects of all of the foregoing, the Registrant has had insufficient time to provide necessary information to its independent accountants in order for them to complete the work necessary to meet the May 15, 2002 filing deadline.  The Registrant expects to file its Form 10-Q not later than May 20, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rudolph G. Morin, Chief Financial Officer	(650)	919-2734
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             As a result of the matters described above, management has only recently made a preliminary determination of the Results of Operations for the three months ended March 31, 2002 and has had insufficient time to review these results with the Registrant's Audit Committee.  Overall, however, total net revenues and gross margin for the quarter ended March 31, 2002 were significantly lower than in the comparable period in 2001, operating expenses, particularly marketing and selling expenses, were lower to a less significant degree, and as a result, the operating loss was substantially greater.  Most of this operating loss was offset by a one-time gain on the sale of the Registrant's Windows-based terminal product line.

NETWORK COMPUTING DEVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2002	By	/s/ Rudolph G. Morin

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).